

January 4, 2024

Halden S. Shane
Chief Executive Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way
Frederick, MD 21701

> **Re: TOMI Environmental Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 26, 2023**
> **File No. 333-276276**

Dear Halden S. Shane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Albert Lung